FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item
1.	BNL’s board of directors has considered the consideration to be offered by BBVA in its proposed exchange offer in Italy for shares of BNL to be fair.

RELEVANT EVENT

“BBVA announces that Banca Nazionale del Lavoro, S.p.A. has publicly announced in a filing in accordance with Article 103 of the TUF that BNL’s board of directors has considered the consideration to be offered by BBVA in its proposed exchange offer in Italy for shares of BNL to be fair.”

The proposed exchange offer for BNL shares described herein is not being made and will not be made, directly or indirectly, in or into the United States, Canada, Japan, Australia, or any other jurisdiction in which any such exchange offer would require the authorization of the relevant regulatory authorities or would violate applicable laws or regulations. BBVA will not be permitted to accept any tenders made from any of the foregoing jurisdictions.

No offer to purchase or sell securities described herein is being made, directly or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States of America and any offer described herein will not be capable of acceptance by any such use, means, instrumentality or facility.

The information contained herein does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The BBVA securities referred to herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April, 8th 2005	By:	/s/ Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized Representative of BancoBilbao Vizcaya Argentaria, S.A.